November 26, 2007

Eric Ashman
Chief Financial Officer
TheStreet.com
14 Wall Street, 15th Floor
New York, NY 10005

> **Re: TheStreet.com**
> **Commission File Number: 0-25779**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**
> **Form 10-Q: For the Quarterly Period Ended September 30, 2007**

Dear Mr. Ashman:

We have reviewed the above referenced filings and have the following comments. Our comments request that you either revise future filings or provide us with additional information so that we may better understand your disclosure. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. Please be as detailed as necessary in all of your responses. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

1. Please revise your disclosure to include the stock performance graph as required by Item 201(e) of Regulations S-K. The new requirement to include this disclosure in the annual report was included in SEC Release 33-8732, that was effective November 7, 2006.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Operating Expense, page 29

2. We note that you attribute the increases in the operating expense line items to a number of different factors. Please consider quantifying the amount of the increase attributable to individual factors or the total amount of the individual component, where meaningful. For example, quantify the amount of the increase attributable to compensation related costs, revenue sharing costs, etc., (or quantity the total of each of these individual components) as discussed in the costs of services paragraphs.

Net Income, page 32

3. Please (i) disclose how you use adjusted basic and diluted net income per share, (ii) disclose how this measure provides meaningful information to investors, (iii) provide an accompanying reconciliation of this per share information to the GAAP financial measure, and (iv) provide us your intended disclosure. You may refer to question and answer 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further information.

4. We note that you disclose non-GAAP adjusted income and non-GAAP adjusted income from continuing operation, both of which exclude stock compensation expense from GAAP amounts. Based on your disclosure on page 22, it appears that the primary reasons you provide these measures that exclude stock compensation expense is your belief that stock compensation expense "may not be indicative of [your] core operating results" and it is "not reflective of [your] day-to-day operational results." We do not, however, believe you have provided any justification of the usefulness to investors of these measures because, among other reasons, your disclosure appears to be generic and stock compensation expense is a cost incurred by you in exchange for services that relate to your core and day-to-day results. You may refer to SFAS 123(R), "How the Conclusions of This Statement Relate to the FASB's Conceptual Framework," for further information. Consequently, please (i) revise your disclosure to identify substantive reasons why these non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations, (ii) expand your disclosure to include the information adjacent to the bullet points in answer 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and (iii) provide us a copy of your proposed disclosure.

5. Please also clarify your disclosure with regard to the reasons why you believe that the presentation of EBITDA provides useful information to investors regarding the registrant's financial condition and results of operations. We believe clarified disclosure is necessary because your current disclosure is generic.

6. Please revise your presentation of EBITDA from continuing operations to conform to the guidance in question and answer 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and, in addition, provide any disclosure required by question and answer 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Item 15(a): Financial Statements

Note 3: Acquisition, page F-16

7. Please explain to us why you did not recognize any customer-related intangible assets apart from goodwill pursuant to paragraphs 39, A14.b, and A18–A21 of SFAS 141, in connection with your acquisition of Ratings. You may also refer to EITF 02-17 for further guidance. As part of your response, additionally address the following: (i) the deferred revenue you recorded appears to indicate that an order or production backlog existed, and (ii) the disclosure on page 23, that refers to the new subscribers that were added as a result of your acquisition of the assets of Ratings, appears to indicate that a customer-related intangible asset exists.

Note 11: Equity Investments, page F-21

8. Please disclose the total intrinsic value of options exercised in accordance with paragraph A240.c(2) of SFAS 123(R).

Form 10-Q: For the Quarterly Period Ended September 30, 2007

Note 2: Capitalized Software and Web Site Development Costs, page 6

9. We note that you did not capitalize Web site development costs during 2006, 2005, and 2004, but that you did capitalize $1,572,857 during the first three quarters of 2007. Please (i) briefly explain to us why there were no projects in which you were able to capitalize Web site development costs in the prior three years, (ii) describe for us each of the projects underlying the 2007 capitalized costs, (iii) quantify the amount of costs capitalized for each project, by stage, and (iv) tell us the date each stage commenced for each of the projects.

Note 3: Acquisitions, page 7

Acquisition of Stockpickr

10. Please tell us the amount of your initial investment in Stockpickr and the method in which you accounted for it during the first quarter of 2007. In addition, explain to us why your method of accounting is appropriate, including your consideration of FIN 46(R). Refer to paragraph 4(h) of FIN 46(R) with regard to whether any exception was available to you, paragraph 5 with regard to whether Stockpickr was a variable interest entity, and paragraphs 14 -15 with regard to whether consolidation by you of Stockpickr was appropriate.

11. Please explain to us how you determined that software is the only intangible asset that shall be recognized as an asset apart from goodwill, pursuant to paragraph 39 of SFAS 141. In addition, provide us a copy of the acquisition agreement and any employment contract of James Altucher, president and founder of Stockpickr LLC, a wholly owned subsidiary of TheStreet.com. If there is an employment contract, explain to us why it was not recognized as an asset apart from goodwill.

Acquisition of Corsis Technology

12. Please explain to us how you determined the estimated value of the customer relationships acquired in connection with the acquisition of Corsis Technology Group II LLC ("Corsis") and provide us any underlying valuation. In addition, we note that you characterized this asset as a "customer list" in the notes to the unaudited pro forma condensed consolidated financial statements. We are unclear why this characterization is appropriate since a customer list does not generally arise from contractual or other legal rights and Corsis's revenues are derived principally from management contracts (as disclosed in it the notes to its financial statements). You may refer to paragraph A18 of SFAS 141 for guidance.

13. Please explain to us the reason Corsis's days' sales outstanding in accounts receivable increased from approximately 41 days at December 31, 2006 to 131 days at June 30, 2007.

14. Please provide us a copy of exhibit D-1 and exhibit D-2 to your member interest purchase agreement dated August 2, 2007 and explain to us in detail why these employment contracts were not recognized as an asset apart from goodwill.

15. Please explain to us how you determined the estimated fair value of the software models acquired as part of the Corsis acquisition. We note that the estimated fair value of the software models is only 3% of the total purchase price; however, your reference to a "robust technology platform" in your August 20, 2007 press release appears to indicate that the software models had much greater value.

16. Please explain to us how you determined the amount that you allocated to deferred revenue and provide us any underlying valuation analysis.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Risdal at 202-551-3269 or me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief